EXHIBIT 99.1

Crucell Signs PER.C6(TM) License Agreement with Biogen Idec

LEIDEN, The Netherlands, Jan. 15, 2004 (PRIMEZONE) -- Dutch biotechnology company Crucell N.V. (Euronext:CRXL) (Nasdaq:CRXL) announced today that it has signed a non-exclusive PER.C6(TM) technology research and commercialization license agreement with Biogen Idec, Inc. for the production of recombinant proteins to be used in in-house antibody discovery programs. Biogen Idec is one of the top three biotechnology companies in the United States. Under the terms of the agreement, Crucell will receive upfront and annual payments, as well as royalties on net sales of products discovered using the PER.C6(TM) technology in Biogen Idec's in-house discovery program. Further financial details were not disclosed.

About Crucell

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria and West Nile virus. The company's development activities include collaborations with Aventis Pasteur for an influenza vaccine, the U.S. National Institutes of Health for an Ebola vaccine, and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its innovative PER.C6(TM) technology, which offers a safer, more efficient way to produce biologicals. The company licenses its PER.C6(TM) technology to the biopharmaceutical industry on a mostly non-exclusive basis. Licensees and CMO partners include Aventis, DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and currently employs 180 people. Crucell is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 18, 2003, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For the PDF-version of this release, please click on the following link: http://hugin.info/132631/R/930706/127608.pdf

CONTACT:
Crucell N.V.
Louise Dolfing, Manager Corporate Communications
Tel +31-(0) 71-524 8863
l.dolfing@crucell.com

Redington, Inc.
Thomas Redington
Tel. +1 212-927-733
tredington@redingtoninc.com